Ecopetrol Reports on the Authorization Received to Manage Bond Issuances in the International Market

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) reports that, as part of the procedures required for keeping available debt alternatives to finance its investment plan, it has obtained authorization from the Ministry of Finance and Public Credit, pursuant to Resolution 3026 of August 29, 2014, to arrange for debt issuances in international capital markets in an aggregate amount of up to two-billion one-hundred-and-fifty million dollars (US$2,150,000,000).

This authorization in itself does not constitute an issuance of securities or a financing operation.

Bogota, September 4, 2014

Ecopetrol is the largest company in Colombia and is integrated into the oil chain; it is among the 50 major oil companies in the world and among the four main ones in Latin America. Besides Colombia - where it generates over 60% of the national production - it is present in exploration and production activities in Brazil, Peru & US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This report contains statements associated with the business perspectives, estimates for operational and financial outcomes and affirmations associated to Ecopetrol’s growth. All the above are projections, and as such are solely based on the expectations of its directors with respect to the future of the company and its ongoing access to capital to fund the company’s commercial plan. The realization of such estimates in the future depends on market conditions, regulations, competitiveness, performance of Colombia’s economy and industry, to mention a few; therefore, they are subject to changes without previous notice.

For further information, please contact:

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Fax: +571-234-4480

e-mail: mauricio.tellez@ecopetrol.com.co

Investor Relations Director

Alejandro Giraldo

Phone: +571-234-5190

e-mail: investors@ecopetrol.com.co

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